UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Aerohive Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

007786106

(CUSIP Number)

David K. Flynn

Aerohive Networks, Inc.

1011 McCarthy Boulevard

Milpitas, California 95035

(408) 510-6100

With a copy to:

Mark Baudler

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007786106	13D	Page 2 of 10

(1)	NAMES OF REPORTING PERSON David K. Flynn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF & OO (1)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,043,592 shares of Common Stock
	(8)	SHARED VOTING POWER 1,345,427 shares of Common Stock
	(9)	SOLE DISPOSITIVE POWER 2,043,592 shares of Common Stock
	(10)	SHARED DISPOSITIVE POWER 1,345,427 shares of Common Stock
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,389,019 shares of Common Stock (2)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (3)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)	See Item 3 Below.
(2)	Consists of (a) 1,541,227 shares of outstanding Common Stock, which include 195,800 shares held by Mr. Flynn and 1,345,427 shares held by David and Pamela Flynn co-ttees Flynn Living Trust dtd 07/22/99, for which Mr. Flynn and his wife are co-trustees and share voting and dispositive power, and (b) all shares that Mr. Flynn has the right to acquire pursuant to the exercise of vested and unvested stock options and the vesting of shares under restricted stock units and performance stock units. See Item 5.
(3)	Based on a total of 54,180,575 shares of the Issuer’s Common Stock outstanding as of February 16, 2018, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2018, as well as 1,747,792 shares the Mr. Flynn has the right to acquire pursuant to exercise of vested and unvested stock options and the vesting of restricted stock units and performance stock units granted to Mr. Flynn. Including only 1,487,791 shares which Mr. Flynn has the right to acquire within 60 days of April 4, 2018, the percentage of such total shares would instead be 5.4%.

CUSIP No. 007786106	13D	Page 3 of 10

(1)	NAMES OF REPORTING PERSON David and Pamela Flynn co-ttees Flynn Living Trust dtd 07/22/99
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO (1)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares of Common Stock
	(8)	SHARED VOTING POWER 1,345,427 shares of Common Stock
	(9)	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	(10)	SHARED DISPOSITIVE POWER 1,345,427 shares of Common Stock
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,345,427 shares of Common Stock (2)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (3)
(14)	TYPE OF REPORTING PERSON (see instructions) OO

(1)	See Item 3 Below.
(2)	Includes all shares held by David and Pamela Flynn co-ttees Flynn Living Trust dtd 07/22/99, for which Mr. Flynn and his wife are co-trustees and share voting and dispositive power.
(3)	Based on a total of 54,180,575 shares of the Issuer’s Common Stock outstanding as of February 16, 2018, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on February 23, 2018.

CUSIP No. 007786106	13D	Page 4 of 10

Explanatory Note.

This Schedule 13D (this “Schedule 13D”) is being filed by and on behalf of David K. Flynn and David and Pamela Flynn co-ttees Flynn Living Trust dtd 07/22/99 (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Aerohive Networks, Inc., a Delaware corporation (the “Issuer”). Mr. Flynn has served as the Issuer’s Chief Executive Officer since July 2007, as President since November 2007, as a member of the Issuer’s Board of Directors (the “Board”) since July 2006 and as its chair since July 2013. Mr. Flynn previously served as the Issuer’s interim CEO from February 2007 to July 2007.

As a result of the incremental vesting of the stock options, restricted stock units and performance stock units previously granted to Mr. Flynn, Mr. Flynn’s beneficial ownership of the Common Stock, taking into account the outstanding shares of Common Stock held by Mr. Flynn and David and Pamela Flynn co-ttees Flynn Living Trust dtd 07/22/99, as well as stock options that are exercisable within 60 days and restricted stock units that vest within 60 days, has exceeded 5% of the outstanding Common Stock of the Issuer on June 1, 2017. Mr. Flynn is filing this Schedule 13D to report his beneficial ownership of more than 5% of the outstanding Common Stock.

Item 1. Security and Issuer.

The securities to which this Schedule 13D relates are the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 1011 McCarthy Boulevard, Milpitas, California 95035.

Item 2. Identity and Background.

(a)	The persons and entities filing this Schedule 13D are David K. Flynn and David and Pamela Flynn co-ttees Flynn Living Trust dtd 07/22/99. Mr. Flynn and Pamela Flynn are the co-trustees of David and Pamela Flynn co-ttees Flynn Living Trust dtd 07/22/99.

(b)	The address of the principal business and principal office of the Reporting Persons is 1011 McCarthy Boulevard, Milpitas, California 95035.

(c)	David K. Flynn is the Chief Executive Officer, President and a member of the Board of Directors of the Issuer and is also the co-trustee of David and Pamela Flynn co-ttees Flynn Living Trust dtd 07/22/99.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 007786106	13D	Page 5 of 10

(f)	Mr. Flynn is a citizen of the United States of America and David and Pamela Flynn co-ttees Flynn Living Trust dtd 07/22/99 is a trust formed under the laws of the State of California.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Flynn has acquired shares of Common Stock pursuant to the conversion of the preferred stock of the Issuer, vesting of grants of restricted stock units and the exercise of options as part of his equity compensation, as well as the purchase of shares under the Issuer’s employee stock purchase plan using his personal funds.

The 2,043,592 shares of Common Stock owned by Mr. Flynn as reported on page 2 of this Schedule 13D represents (i) 195,800 shares of Common Stock held by Mr. Flynn, of which 136,774 shares were held as of June 1, 2017, and (ii) all shares of Common Stock issuable upon exercise of the stock options and shares of Common Stock subject to the restricted stock units and the performance stock units, granted without consideration in exchange for employment of Mr. Flynn by the Issuer, of which 1,343,917 shares were issuable upon the exercise of stock options exercisable within 60 days of June 1, 2017.

The 1,345,427 shares of Common Stock held by David and Pamela Flynn co-ttees Flynn Living Trust dtd 07/22/99, of which Mr. Flynn is the co-trustee, were transferred into such trust after Mr. Flynn’s initial acquisitions by purchase with personal funds.

The initial acquisitions by purchase of the shares of Common Stock beneficially owned by the Reporting Persons are as follows:

Date	Method of Acquisition	Shares	Aggregate Price
11/12/2006	Exercise of options	112,000	$8,400.00
3/30/2007	Exercise of options	1,008,000	$75,600.00
4/2/2014	Conversion of Preferred Stock	110,344	$0
6/1/2015	Employee Stock Purchase Plan	4,099	$16,863.29
9/3/2015	Purchase of Common Stock	36,272	$218,524.29
9/4/2015	Purchase of Common Stock	3,728	$22,958.89
12/1/2015	Employee Stock Purchase Plan	4,278	$17,599.69
6/1/2016	Employee Stock Purchase Plan	4,368	$17,969.95
12/1/2016	Employee Stock Purchase Plan	2,750	$11,313.50
5/16/2017	Purchase of Common Stock	40,000	$171,880.00
6/1/2017	Employee Stock Purchase Plan	4,451	$18,881.14
12/1/2017	Employee Stock Purchase Plan	158	$670.24

CUSIP No. 007786106	13D	Page 6 of 10

Item 4. Purpose of Transaction.

The Reporting Persons currently hold their shares of Common Stock and/or stock options, as applicable, for investment purposes and intend to review their investment on a continuing basis. Depending on various factors, including (without limitation) the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, tax conditions, general economic and industry conditions, and any other factors that the Reporting Persons may from time to time deem relevant, the Reporting Persons may in the future change their current intentions with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may from time to time and at any time (i) acquire additional shares of the Common Stock or other securities of the Issuer in the open market, through the exercise of stock options, through vesting of restricted stock units, through purchases of shares under the Issuer’s employee stock purchase plan using his personal funds, through block trades, through privately negotiated transactions, or otherwise in any combination of the foregoing or in any other lawful manner or (ii) dispose of shares of the Common Stock or other securities of the Issuer in the open market, through the exercise of stock options and sale of the underlying shares, through vesting of restricted stock units and sale of the underlying shares, through block trades, through privately negotiated transactions, or otherwise in any combination of the foregoing or in any other lawful manner.

Except as set forth in this Item 4, none of the Reporting Persons has plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the issuer;

(f) any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) & (b)

Mr. Flynn was the beneficial owner of 2,826,118 shares of Common Stock as of June 1, 2017, representing 5.2% of the Issuer’s total outstanding Common Stock as of June 1, 2017, which included 136,774 shares held by Mr. Flynn and 1,345,427 shares held by David and Pamela Flynn co-ttees Flynn Living Trust dtd 07/22/99, for which Mr. Flynn and his wife are co-trustees and share voting and dispositive power, as well as 1,343,917 shares of Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of June 1, 2017. The calculation of the percentage of outstanding shares of the Issuer’s Common Stock beneficially owned by Mr. Flynn, as of June 1, 2017, is based on 52,840,074 shares of Common Stock outstanding as of April 18, 2017, as indicated in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2017, as well as 1,343,917 shares of Common Stock issuable upon the exercise of stock options within 60 days of June 1, 2017.

David and Pamela Flynn co-ttees Flynn Living Trust dtd 07/22/99 is the beneficial owner of 1,345,427 shares of Common Stock, which represented 2.5% of the Issuer’s total outstanding Common Stock as of June 1, 2017. The calculation of the percentage of outstanding shares of the Issuer’s Common Stock beneficially owned by David and Pamela Flynn co-ttees Flynn Living Trust dtd 07/22/99, as of June 1, 2017, is based on 52,840,074 shares of Common Stock outstanding as of April 18, 2017, as indicated in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2017.

CUSIP No. 007786106	13D	Page 7 of 10

Mr. Flynn acquired additional shares of Common Stock after June 1, 2017 and is the beneficial owner of a total of 3,389,019 shares of Common Stock, representing 6.0% of the Issuer’s outstanding Common Stock as of April 4, 2018, which includes (i) 195,800 shares held by Mr. Flynn, (ii) 1,345,427 shares held by David and Pamela Flynn co-ttees Flynn Living Trust dtd 07/22/99, for which Mr. Flynn and his wife are co-trustees and share voting and dispositive power, and (iii) 1,847,792 shares of Common Stock issuable upon the exercise of existing stock options and vesting in full of existing restricted stock units and performance stock units, 1,487,791 shares of which are issuable upon the exercise of outstanding options that are exercisable and vesting of restricted stock units and performance stock units within 60 days of April 4, 2018. The calculation of the percentage of outstanding shares of Common Stock beneficially owned by Mr. Flynn, as of April 4, 2018, is based on 54,180,575 shares of Common Stock outstanding as indicated in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2017, as well as 1,847,792 shares of Common Stock issuable upon the exercise of existing stock options and vesting in full of existing restricted stock units and performance stock units.

Although the rules and regulations promulgated by the SEC in connection with Section 13 of the Act do not require a reporting person to report shares that such reporting person does not have the right to acquire within 60 days of the applicable report, Mr. Flynn is voluntarily reporting all shares underlying the stock options, the restricted stock units and the performance stock units, vested and unvested, that have been granted to him as beneficially owned by Mr. Flynn on this Schedule 13D.

David and Pamela Flynn co-ttees Flynn Living Trust dtd 07/22/99 is the beneficial owner of 1,345,427 shares of Common Stock, representing 2.5% of the Issuer’s total outstanding Common Stock as of April 4, 2018. The calculation of the percentage of outstanding shares of Common Stock beneficially owned by David and Pamela Flynn co-ttees Flynn Living Trust dtd 07/22/99, as of April 4, 2018, is based on 54,180,575 shares of Common Stock outstanding as indicated in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2017.

(c) Other than (i) the purchase from the open market of 40,000 shares of Common Stock for an aggregate purchase price of $171,880.00 on May 16, 2017, and (ii) the incremental vesting of the existing stock options and/or the restricted stock units, none of the Reporting Persons has engaged in any transactions in the Common Stock of the Issuer during the past 60 days prior to June 1, 2017.

(d) To the knowledge of each Reporting Person, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following table summarizes the terms of outstanding stock option, restricted stock units and performance stock units held by Mr. Flynn as of April 4, 2018, pursuant to the Issuer’s 2014 Equity Incentive Plan:

CUSIP No. 007786106	13D	Page 8 of 10

Grant Date	Number of Securities Underlying Unexercised Stock Options (#)		Option Exercise Price ($)	Option Expiration Date
06/09/2010	200,000	(1)	0.70	06/09/2021
02/24/2011	128,000	(1)	0.70	02/24/2021
05/04/2012	280,000	(1)	2.05	05/04/2022
06/11/2013	120,000	(1)	6.00	06/11/2023
10/07/2013	200,000	(2)	9.58	10/07/2023
06/01/2015	550,000	(3)	7.15	06/01/2025
06/01/2016	200,000	(4)	6.26	06/01/2026

(1)	The option is fully vested.
(2)	One half of the shares subject to the option vested on March 28, 2016, and one forty-eighth of the shares vest monthly thereafter, subject to continued service through each such date.
(3)	One thirty-sixth of the shares subject to the option vested on July 1, 2015 and one thirty-sixth of the shares vest monthly thereafter, subject to continued service through each such date.
(4)	One thirty-sixth of the shares subject to the option vested on July 1, 2016 and one thirty-sixth of the shares vest monthly thereafter, subject to continued service through each such date.

Grant Date	Number of Securities Underlying Unvested Stock Units (#)
06/01/2015	28,125	(1)
06/01/2016	41,667	(2)
06/01/2016	100,000	(3)

(1)	The shares subject to the restricted stock units will vest in equal quarterly installments as of each March 1, June 1, September 1 and December 1 of each year, with the first quarterly vesting occurring as of September 1, 2015 and the last quarterly vesting occurring as of June 1, 2019, subject to continued service through each such date.
(2)	The shares subject to the restricted stock units will vest in equal quarterly installments as of each March 1, June 1, September 1 and December 1 of each year, with the first quarterly vesting occurring as of September 1, 2016 and the last quarterly vesting occurring as of June 1, 2019, subject to continued service through each such date.
(3)	One-half of the shares subject to the performance stock units will become eligible to vest as of the first date occurring on or after January 1, 2017, but not later than June 1, 2019, that the trailing 20-trading day average closing price as reported on the New York Stock Exchange of a share of the Common Stock (the “Stock Price”) equals or exceeds $7.50. The additional one-half of the shares subject to the performance stock units will become eligible to vest as of the first date occurring on or after January 1, 2017, but not later than June 1, 2019, that the Stock Price equals or exceeds $8.50. With respect to any shares subject to the performance stock units which become eligible to vest as provided above, such shares will vest in four equal quarterly installments as of the 1st day of each of March, June, September and December that occurs immediately following the first date on which the vesting eligibility criteria as provided above was achieved or, if later, the date on which the compensation committee certifies the achievement of such vesting eligibility criteria. The shares subject to the performance stock units which have not as of or before June 1, 2019 become eligible to vest in accordance with the requirements described above will be cancelled and no longer available to vest under the performance stock units.

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Mr. Flynn, in his capacity as an officer and director of the Issuer, and along with the other directors of the Issuer, entered into an indemnification agreement with the Issuer providing for indemnification to the fullest extent permitted by applicable law and the Issuer’s certificate of incorporation, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement filed with the SEC as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 and is incorporated herein by reference.

In addition, the Issuer is party to an Amended and Restated Separation and Change in Control Severance Agreement (the “Severance Agreement”) with Mr. Flynn pursuant to which if Mr. Flynn’s employment by the Issuer is terminated without Cause or with resignation for Good Reason (each as defined in the Severance Agreement) during the period beginning 30 days prior to and ending 12 months following a Change in Control (as defined in the Severance Agreement), any outstanding equity awards granted to Mr. Flynn will immediately vest in full.

The foregoing description of the equity awards granted to Mr. Flynn and the Severance Agreement with Mr. Flynn does not purport to be complete and is qualified in its entirety by reference to the full text of the Issuer’s 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan, the forms of award agreements applicable to each award, and the Severance Agreement with Mr. Flynn, each of which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

10.1	2014 Equity Incentive Plan and forms of agreements thereunder (filed as Exhibit 10.3 to Registration Statement File No. 333-193939 and incorporated herein by reference).

10.2	2014 Employee Stock Purchase Plan and forms of agreements thereunder (filed as Exhibit 10.4 to Registration Statement File No. 333-193939 and incorporated herein by reference).

10.3	Form of Indemnification Agreement for Officers and Directors (filed as Exhibit 10.1 to Registration Statement File No. 333-193939 and incorporated herein by reference).

10.4	Separation and Change in Control Severance Agreement effective as of October 1, 2013 by and between the Issuer and David K. Flynn (filed as Exhibit 10.11 to Registration Statement File No. 333-193939 and incorporated herein by reference).

10.5	Amended and Restated Separation and Change in Control Severance Agreement effective as of April 1, 2018 by and between the Issuer and David K. Flynn.

99	Agreement regarding filing of joint Schedule 13D.

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 5, 2018

/s/ David K. Flynn
David K. Flynn

David and Pamela Flynn co-ttees Flynn Living Trust dtd 07/22/99

By:	/s/ David K. Flynn
Name: David K. Flynn
Title: Co-Trustee